UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

 United Fire Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52401
(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator
United Fire Group, Inc.
Cedar Rapids, Iowa
We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
CliftonLarsonAllen LLP
Charlotte, North Carolina
June 28, 2017

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

(In thousands)	2016	2015
Assets

Investments:
Participant-directed investments, at Fair Value	$88,152	$90,186
Participant-directed investment, at Contract Value	9,653	—

Receivables:
Notes receivable from participants	286	383

Net Assets Available for Benefits	$98,091	$90,569
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016

(In thousands)
Additions
Contributions:
Employer	$683
Participant	5,940
Rollover	1,795
Total contributions	8,418
Investment income	1,742
Interest income on notes receivable from participants	14
Net realized and unrealized appreciation in fair value of investments	7,204
Total additions	$17,378

Deductions
Benefit payments and withdrawals	$9,812
Administrative expenses	44
Total deductions	$9,856

Net Assets Available for Benefits:
At Beginning of Year	90,569
At End of Year	$98,091
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
(Amounts in thousands, unless otherwise noted)
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of United Fire Group, Inc. and its consolidated subsidiaries (collectively, the "Company") who have at least one hour of service and have attained the age of 21. Temporary employees who have at least 1,000 hours of service and have attained the age of 21 may also participate. United Fire & Casualty Company, a subsidiary of United Fire Group, Inc., serves as the plan administrator and "Plan Sponsor". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The effective date of the Plan is August 1, 1989 and was last amended on January 1, 2016 as discussed under "Contributions," below.
Merger - Effective October 31, 2015, the United Fire Group Employee Stock Ownership Plan merged into the Plan. Assets in the amount of $8,768 were transferred into the Plan as a result of the merger on November 9, 2015.
Plan Custodian - Effective September 1, 2016, the Plan hired a new plan custodian, Principal Financial Group (the "Plan Custodian"). Prior to September 1, 2016, Charles Schwab Trust Company (the "Prior Plan Custodian") was the plan custodian.
Contributions - The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation, and their contributions invested in the designated default fund until changed by the participant. Beginning on January 1, 2016, the Company began a match of up to 1 percent of employee contributions at the following deferral rates: employees contributing 1 percent of their annual salary – the Company will match 1/3 percent of their annual salary; employees contributing 2 percent of their annual salary – the Company will match 2/3 percent of their annual salary; and employees contributing 3 percent or more of their annual salary – the Company will match 1 percent of their annual salary.
Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the Plan Sponsor shall direct.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers eight mutual funds, seven common collective trusts, nine pooled separate accounts, an employer stock fund, a fixed income fund and a self-directed retirement account in which participants have access to multiple investment options.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Company matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of credited service. A participant is 100% vested after 3 years of credited service for employer matching contributions and 2 years of credited service for discretionary contributions. Other special vesting schedules apply for the ESOP Contributions that was transferred in November of 2015 as well as other retirement plans that have transferred into the Plan. A participant with less than the required years of credited service is not vested except in the event of the participant's death or disability while employed by the Company, at which time the participant becomes 100 percent vested.
Forfeitures - Upon termination, the non-vested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan's net assets available for benefits at December 31, 2016 or 2015.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's principal residence for which the term is commensurate with local prevailing terms, as determined by the Company. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the plan administrator to have the check reissued. If the participant cannot be located and the amount is over $5, the check is canceled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5, the check is canceled and the funds are forfeited back to the Plan.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan agreement. The Company paid substantially all administrative expenses for the Plan in 2016.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.
Valuation of Participant-Directed Investments and Participant Loans - The Plan's investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for discussion of fair value measurements.

Recognition of Investments - Purchases and sales of investments are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Contributions - Participant contributions are made through payroll deductions and recorded in the period in which the deductions are made.
Withdrawals - Participant withdrawals are recorded upon distribution.
Notes Receivable from Participants - Represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
NOTE 3. FAIR VALUE MEASUREMENTS

Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments, which are measured at fair value, are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.
Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

•	Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments that we have the ability to access.

•
Level 2: Valuations are based on quoted prices for similar financial instruments, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

•
Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

Transfers between levels, if any, are recorded as of the beginning of the reporting period.
The fair value of the majority of the Plan's investments is determined using a market-based approach with prices obtained for the Plan's investments by the Plan Custodian which prices the investments daily using independent pricing sources. One price is obtained for each Plan investment, which is evaluated for reasonableness prior to its use for reporting purposes. The valuation technique and market inputs that our Plan Custodian normally seeks to value our securities include the following, depending on the security type: NAV calculated and reported by the issuer or its agent, last trade, bids and closing price. The valuation technique and inputs for the Plan's securities are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics. The Plan Sponsor has determined that the pricing obtained at December 31, 2016 and 2015 was reasonable.
In order to determine the proper classification of each Plan investment in the fair value hierarchy, the Plan Custodian's pricing procedures and inputs used to price the type or group of securities, which include unadjusted quoted market prices for similar securities and other inputs that are observable for the type or group of securities, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements. The Plan's fair value hierarchy categorizations are also reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.
The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2016 and 2015:

		Fair Value Measurements
Description	December 31, 2016	Level 1	Level 2	Level 3
Mutual funds	$28,969	$28,969	$—	$—
Common collective trusts	19,521	—	19,521	—
United Fire Stock Fund	11,988	11,988	—	—
Pooled separate accounts	26,789	—	26,789	—
Self directed brokerage account	885	885	—	—
Total investments	$88,152	$41,842	$46,310	$—

		Fair Value Measurements
Description	December 31, 2015	Level 1	Level 2	Level 3
Mutual funds	$55,344	$55,344	$—	$—
Common collective trusts	14,031	—	14,031	—
United Fire Stock Fund	10,318	10,318	—	—
Pooled separate account	8,844	—	8,844	—
Self directed brokerage account	1,649	1,291	358	—
Total investments	$90,186	$66,953	$23,233	$—
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year, which represent the NAV of shares held by the Plan in the respective funds at the reporting date.
Investments in common collective trusts are valued at the net asset value ("NAV") of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Investments in the United Fire Stock Fund are stated at fair value based on quoted market prices of United Fire Group, Inc. common stock. Included in the fund is an immaterial amount of interest-bearing cash.

Investments in the pooled separate accounts are valued using the net asset value of units, as determined by the insurance company. NAV is a readily determinable fair value and is the basis for current transactions.

Investment in self-directed retirement accounts include common stocks and mutual funds, which are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year.

There were no transfers between Level 1 and Level 2 investments in 2016 or 2015.

NOTE 4. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 5. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. GROUP ANNUITY CONTRACT WITH PRINCIPAL LIFE INSURANCE COMPANY
In September 2016, the Plan entered into guaranteed investment contact ("GIC") that is a group annuity contract, backed by the assets of the general account of Principal Life Insurance Company. This GIC, the Principal Fixed Income Guarantee Option fund, is considered a fully benefit-responsive investment contract and is measured, presented and disclosed at contract value within the Statement of Net Assets Available for Benefits. Participant transactions are executed using contract value without adjustment. The GIC issuer guarantees to pay a specified interest rate which is reset semi-annually on June 1 and December 1. The GIC's guaranteed crediting rate as of December 31, 2016 was 1.5 percent with a contract value of $9,653. This contract does have surrender charges if it is terminated by the contract holder or a plan terminates its interest in such contract within certain time periods. If the contract holder is considering terminating the contract or a plan is considering terminating its interest in such contract in the near future, contract value less surrender charges is used to determine the fair value.
This GIC is reported at contact value as it meets the fully benefit-responsive investment contract criteria. Contract value is calculated as contributions, plus earnings, less withdrawals and administrative expenses. Participant transactions are executed at contract value less surrender charges, if applicable, which is the relevant measure for fully benefit-responsive investment contracts. The Plan's ability to meet it's contractual obligations to settle amounts due is dependent on the issuer, which could be impacted by economic and regulatory changes. Currently, there is no probability of the issuer not being able to fulfill their contractual obligations at contract value.
NOTE 7. RELATED PARTY TRANSACTIONS
At December 31, 2016, the Plan held units of CIT funds, pooled separate accounts, fixed-income guaranteed fund and self directed brokerage accounts managed by Principal Financial Group, the custodian of the Plan. At December 31, 2015, the Plan held units of common collective trust funds, a mutual fund and self directed brokerage accounts managed by Charles Schwab Trust Company, the prior custodian of the Plan. The Plan also invests in the common stock of United Fire Group, Inc. via the United Fire Stock Fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedule

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
EIN 42-0644327
Plan Number 004
December 31, 2016

(In thousands, except share amounts)
Identity of Issuer	Description of Investment	Current Value
Mutual Funds
The American Funds	American Funds Growth Fund of Amer R4	$5,550
Chen & Sterns Mutual Fund	Cohen & Steers Realty Shares Fund	1,382
JP Morgan Investment Management, Inc.	JP Morgan Mid Cap Growth I Fund	4,115
Metropolitan Life Insurance Company	Metropolitan West Total Return Bd I Fund	6,643
MFS Investment Management	MFS Value R4 Fund	2,571
Oppenheimer Funds, Inc.	Oppenheimer International Growth Y Fund	2,457
T. Rowe Price Associates, Inc.	T. Rowe Price Emerging Markets Stock Fund	1,485
T. Rowe Price Associates, Inc.	T. Rowe Price Mid-Cap Value Fund	4,766

Collective Investment Trusts
Principal Trust Company*	Principal Trust Target 2010 Fund I25	530
Principal Trust Company*	Principal Trust Target 2020 Fund I25	4,718
Principal Trust Company*	Principal Trust Target 2030 Fund I25	8,348
Principal Trust Company*	Principal Trust Target 2040 Fund I25	3,587
Principal Trust Company*	Principal Trust Target 2050 Fund I25	1,989
Principal Trust Company*	Principal Trust Target 2060 Fund I25	14
Principal Trust Company*	Principal Trust Income Fund I25	335

Pooled Separate Accounts
Principal Life Insurance Company*	Principal High Yield Separate Account R6	2,407
Principal Life Insurance Company*	Principal International Equity Index Separate Account I3	3,476
Principal Life Insurance Company*	Principal Large Cap Growth I Separate Account I2	2,545
Principal Life Insurance Company*	Principal Large Cap S&P Index Separate Account I4	12,437
Principal Life Insurance Company*	Principal Mid Cap S&P Index Separate Account I4	3,117
Principal Life Insurance Company*	Principal Small Cap Growth I Separate Account I2	705
Principal Life Insurance Company*	Principal Small Cap Value II Separate Account I2	1,636
Principal Life Insurance Company*	Principal Small Cap S&P 600 Index Separate Account I4	422
Principal Life Insurance Company*	Principal U.S. Property Separate Account I4	43

Common Stock
United Fire Group, Inc.*	United Fire Group Stock Fund	11,988

Fixed Income
Principal Life Insurance Company*	Principal Fixed Income Guarantee Option	9,653

Self Directed Brokerage Account
Principal Life Insurance Company*	Principal Self-Directed Broker Account	885

Total participant-directed investments at fair value		$97,805
Participant loans (maturing 2017 through 2029 at 4.25% to 5.00% interest rate)*		286

Total assets held for investment purposes		$98,091
*Indicates a party-in-interest to the Plan.
**Cost omitted for participant directed Investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
Date:	June 28, 2017	By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer